UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                         SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No. 7*)


                         ANDAL CORP.
                      (Name of Issuer)

            Common Stock, par value $20 per share

                (Title of Class of Securities)

                         636632-10-1

                       (CUSIP Number)
Edwin V. Petz
Suite 4200
1271 Avenue of the Americas
New York, NY 10020


     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      February 13, 1998


     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box _____.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but be subject to all other provisions of the Act (however, see the Notes).











































                         SCHEDULE 13D

CUSIP No. 636632-10-1                        Page 2 of 8 pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul Milstein

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) X
                                                         (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)                          ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

               7.   SOLE VOTING POWER

NUMBER OF                - 0 -
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY
EACH                     - 0 -
REPORTING
PERSON         9.   SOLE DISPOSITIVE POWER
WITH
                         - 0 -

               10.  SHARED DISPOSITIVE POWER

                         - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         - 0 -

14.  TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         SCHEDULE 13D

CUSIP No. 636632-10-1                        Page 3 of 8 pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PIM Holding Co.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) X
                                                         (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

               7.   SOLE VOTING POWER

NUMBER OF                - 0 -
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY
EACH                     - 0 -
REPORTING
PERSON         9.   SOLE DISPOSITIVE POWER
WITH
                         - 0 -

               10.  SHARED DISPOSITIVE POWER

                         - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         - 0 -

14.  TYPE OF REPORTING PERSON*

          PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         SCHEDULE 13D

CUSIP No. 636632-10-1                        Page 4 of 8 pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Builtland Partners

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) X
                                                         (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

               7.   SOLE VOTING POWER

NUMBER OF                - 0 -
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY
EACH
REPORTING
PERSON         9.   SOLE DISPOSITIVE POWER
WITH
                         - 0 -

               10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         - 0 -

14.  TYPE OF REPORTING PERSON*

          PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         SCHEDULE 13D

CUSIP No. 636632-10-1                        Page 5 of 8 pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Milstein Family Foundation, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) X
                                                         (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

               7.   SOLE VOTING POWER

NUMBER OF                - 0 -
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY
EACH
REPORTING
PERSON         9.   SOLE DISPOSITIVE POWER
WITH
                         - 0 -

               10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         - 0 -

14.  TYPE OF REPORTING PERSON*

          CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item l.   Security and Issuer.
          --------------------

          This Amendment No. 7 amends Schedule l3D dated September 12, 1997, as heretofore amended, filed by Paul Milstein with respect to shares of Common Stock, par value $20 per share (Common Stock), of Andal Corp., a New York corporation (the Company), 909 Third Avenue, New York, N. Y. l0022, and is being filed on behalf of Paul Milstein, PIM Holding Co., a New York general partnership (PIM), Builtland Partners, a New York general partnership (Builtland), and Milstein Family Foundation, Inc., a New York not-for-profit corporation (the Foundation), (collectively, Filing Persons).

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a)  None of the Filing Persons owns any shares of Common
Stock as of the date hereof.

     (b)  Not applicable.

     (c) On February 13, 1998 the Filing Persons, together with certain members of the family of Paul Milstein, sold to the Company all of the shares of Common Stock then owned by such persons (100,232 shares in the aggregate) at a price of $33 per share. The Company will also exchange for all of such shares a total of 81,441 shares of Common Stock of Integrated Brands, Inc. owned by the Company. Concurrently Messrs. Henry Benach, Benhome, L.P. and SO Charitable Trust sold or are selling to the Company all of the shares of Common Stock owned by them for the same consideration per share. Such persons may be deemed to have acted together with the Filing Persons and members of Paul Milstein's family as a "group" for purposes of these transactions.

     (d)  Not applicable.

     (e)  February 13, 1998.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the Issuer.
                    -------------------------------------------------------

          Exhibit A filed herewith is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

     Exhibit A:     Stock Purchase Agreement dated as of
                    February 13, 1998 by and among the
                    Company and the persons and entities
                    named on Schedule A thereto (including
                    the Filing Persons).

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



February 23, 1998

                         /s/ Paul Milstein
                         ------------------------------
                         Paul Milstein



                         PIM HOLDING CO.

                              /s/ Paul Milstein
                         By ---------------------------
                              Paul Milstein, Trustee
                              General Partner


                         BUILTLAND PARTNERS

                              /s/ Paul Milstein
                         By ---------------------------
                              Paul Milstein
                              General Partner


                         MILSTEIN FAMILY FOUNDATION, INC.

                              /s/ Paul Milstein
                         By ---------------------------
                              Paul Milstein
                              President